UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1995
                                                      -------------------
                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________________________ to _____________________________




                       Commission file number: 1-6179




                            THIOKOL CORPORATION
                           RETIREMENT SAVINGS AND
                              INVESTMENT PLAN
                              ---------------

     (Full title of the plan and address of the plan, if different from that of the issuer named below)



                            THIOKOL CORPORATION
               2475 Washington Blvd., Ogden, Utah 84401-2398
               ---------------------------------------------

        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                            Thiokol Corporation
                   Retirement Savings and Investment Plan


                        Audited Financial Statements


                         December 31, 1995 and 1994

                                    With

                       Report of Independent Auditors

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN
- ---------------------------------------------------------------------------
Audited Financial Statements

December 31, 1995 and 1994









Report of Independent Auditors...................................  1

Statements of Net Assets Available for Benefits..................  2

Statements of Changes in Net Assets Available for Benefits.......  3

Notes to Financial Statements....................................  4

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

                       Report of Independent Auditors
                       ------------------------------


Compensation Committee
    of the Board of Directors
Thiokol Corporation


We have audited the accompanying statements of net assets available for benefits of the Thiokol Corporation Retirement Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ Ernst & Young LLP

April 10, 1996

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
- -----------------------------------------------


                                                      December 31
                                                1995                1994
                                           ---------------     -----------
ASSETS
   Investments, at fair value - Note C
      Fixed Return Fund                     $163,336,852           $203,440,006
      Government Securities Fund               4,379,716              5,686,998
      Balanced Fund                           15,822,687
      Equity Index Fund                       61,948,646             39,643,555
      International Equity Fund                6,904,729
      Aggressive Equity Fund                  10,603,268
      Thiokol Corporation Stock Fund          18,895,744             18,386,524
                                           --------------         --------------

         TOTAL INVESTMENTS                   281,891,642            267,157,083

   Loans to participants                      18,434,710             15,794,127
   Accrued income receivable                     919,096
                                          ----------------        --------------

              TOTAL ASSETS                   301,245,448            282,951,210

LIABILITIES
   Withdrawals payable                           331,368                158,593
                                         ----------------       ----------------

        NET ASSETS AVAILABLE
                FOR BENEFITS                $300,914,080           $282,792,617
                                             ============           ============


See notes to Financial Statements.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
- ----------------------------------------------------------


                                                  Year Ended December 31
                                                 1995                  1994
                                          ------------------    ---------------

Contributions and investment income
    Company contributions                      5,302,304         $    6,025,539
    Participant contributions                 15,594,684             17,791,338
    Rollover contributions                       365,960                 67,815
    Dividend income                            2,488,413                683,928
    Interest income                           11,095,983             13,595,495
                                           --------------         --------------

            TOTAL CONTRIBUTIONS AND
                  INVESTMENT INCOME           34,847,344             38,164,115

Net gain on sale of plan assets - Note D       4,443,770              1,172,392
Net unrealized appreciation in fair
    value of investments - Note C             14,548,580                 90,739
Participant payments                         (36,181,046)           (23,780,580)
Administrative expenses                         (402,642)
Plan transfers                                   865,457               (119,635)
                                              -----------       ----------------

              NET INCREASE                    18,121,463             15,527,031

Net assets available for benefits at
    beginning of year                        282,792,617            267,265,586
                                            -------------          -------------

           NET ASSETS AVAILABLE FOR
            BENEFITS AT END OF YEAR         $300,914,080           $282,792,617
                                             ============           ============



See notes to Financial Statements.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:
- --------

All investments of the Thiokol Corporation Retirement Savings and Investment Plan (the Plan) are held by the Thiokol Corporation Master Savings Trust (the Trust). The Trust invests the assets of four employee retirement savings and investment plans and one pension plan of Thiokol Corporation (the Company). The Northern Trust Company (the Trustee) is custodian of the Trust's investments.

Effective January 1, 1995, the Company enhanced the Plan by converting to a daily valuation system and expanding the investment fund choices by adding three new funds: the Balanced Fund, the International Equity Fund, and the Aggressive Equity Fund. See Note C for a description of the seven funds in which the assets of the Plan are invested.

Under the daily valuation system, a Net Asset Value (NAV) is computed daily for each fund based on the current fair value of the fund's assets. On January 1, 1995, the NAV of each fund was established at $10.00. A participant's fund balance is computed by multiplying the NAV by the number of units owned.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the NAV at an annual rate of fifteen one hundreths of one percent. All other Plan administrative and general expenses are paid by the Company.

Reclassification:
- -----------------

Certain reclassifications were made to the 1994 financial statements to conform with the 1995 presentation.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments:
- ------------

There are seven investment options and an employee loan option under the Plan. Investment options are: the Fixed Return Fund, the Government
Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Company Stock Fund. Investment managers for each fund are appointed by the Compensation Committee of the Company's Board of Directors.

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity funds provide the composite value of their respective funds on a daily basis to the Trustee and are based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Return and Government Securities Contracts are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing an historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All regular domestic employees of the Company are eligible to participate in the Plan. Employees of the Space Services unit, those covered by a collective bargaining agreement and Huck International domestic employees participate in other plans.

Participation in the Plan is voluntary. Participants may make contributions to the Plan for any whole percentage up to a maximum of 17% of base pay subject to limitations imposed by Federal Tax Regulations. The Company contributes an amount equal to 50% of the participants' base pay up to 6%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Effective January 1, 1995, the vesting schedule for company-matched funds, which was suspended in prior years due to significant work force reductions, was reinstated for new employees hired after December 31, 1994.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Return Fund:
- ------------------

This fund is in the custody of and managed by Connecticut General Life Insurance Company under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 5.10% and 5.50% for the first and second halves of 1995 respectively, and 6.25% for all of 1994. The average yield for the fund was 5.30% and 6.25% for 1995 and 1994 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

Government Securities Fund:
- ---------------------------

This fund is in the custody of and managed by Metropolitan Life Insurance Company under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association fixed income securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The effective annual rate of return was 4.60% and 5.00% for the first and second halves of 1995 respectively, and 5.75% for all of 1994. The average yield for the fund was 4.80% and 5.75% for 1995 and 1994 respectively.

Balanced Fund:
- --------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (Continued)

Equity Index Fund:
- ------------------

This fund is in the custody of and managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

On November 28, 1994 at the Company's request, Banker's Trust transferred the Plan's assets from one S&P 500 index fund to a different S&P 500 index fund, both of which are managed by Banker's Trust. This transfer permitted a change from a monthly to a daily valuation system. As a result of the transfer, the previous fund realized a net gain of $631,184, and the new fund recognized a realized gain of $195,086 resulting in a total realized gain of $826,270 for the year (See Note D).

International Equity Fund:
- --------------------------

This fund is managed by the investment management firm of Rowe Price - Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio managers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Aggressive Equity Fund:
- -----------------------

This fund is managed by the investment management firm of Target Investors, Inc. This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early stage of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



NOTE C - INVESTMENTS (Continued)

Thiokol Corporation Stock Fund:
- -------------------------------

This fund is in the custody of The Northern Trust Company. The fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value. Prior to the Plan being on a daily valuation system, the unit value used to determine a participant's account balance was shares of Company stock. With the conversion to a daily valuation system, the NAV is the unit used to determine a participant's account balance.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (Continued)

During 1995 and 1994, the unrealized appreciation (depreciation) of the Plan's investments was as follows:


                                     Appreciation
                                    (Depreciation)
                                    In Fair Value
                                 During the Period          Fair Value            Cost
                                 -----------------          ----------            ----

December 31, 1995:
  Fair value determined by
    redemption or contract value:
      Fixed Return Fund                                      $163,336,852     $163,336,852
      Government Securities Fund                                4,379,716        4,379,716
  Fair value determined by
    quoted market prices:
      Balanced Fund                $   1,044,897                15,822,687      14,777,790
      Equity Index Fund               12,994,778                61,948,646      49,437,711
      International Equity Fund          425,008                 6,904,729       6,479,721
      Aggressive Equity Fund            (679,830)               10,603,268      11,283,098
      Thiokol Corporation Stock Fund     763,727                18,895,744      11,184,749
                                     -------------             -------------   -------------
                                    $ 14,548,580              $281,891,642    $260,879,637
                                    =============             =============   =============

December 31, 1994:

  Fair value determined by
    redemption or contract value:
      Fixed Return Fund                                        $203,440,006    $203,440,006
      Government Securities Fund                                  5,686,998       5,686,998
  Fair value determined by
   quoted market prices:
     Thiokol Corporation Stock Fund      $ 580,786               18,386,524      11,439,256
     Equity Index Fund                    (490,047)              39,643,555      40,127,398
                                        -------------          -------------    -----------
                                         $  90,739             $267,157,083    $260,693,658
                                        =============           ============   =============



THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT
FUND


                                                   Year Ended December 31, 1995
                                                   ----------------------------
                                          Fixed              Gov't
                                          Return             Sec.           Balanced
                                          Fund               Fund             Fund
                                          ----               ----             ----

Contributions and investment
     income:
     Company contributions            $   3,049,344    $      75,041    $     240,259
     Participant contributions            8,756,599          237,448          750,280
     Rollover contributions                 160,582           10,500           96,369
     Dividend income                                                          458,209
     Interest income                     10,283,453          246,640           56,343

                                      -------------    -------------    -------------
       TOTAL CONTRIBUTIONS AND
             INVESTMENT INCOME           22,249,978          569,629        1,601,460

Net gain on sale of plan assets                                               502,897
Net unrealized appreciation
    (depreciation) in fair value of
     investments                                                            1,044,897
Participant payments                    (28,897,655)        (551,971)        (488,724)
Administrative expense                     (265,106)          (7,076)         (13,375)
Plan transfers                              647,555            8,191            3,109
Participant transfers                   (34,266,502)      (1,281,246)      14,026,002
                                      -------------    -------------    -------------

            NET (DECREASE) INCREASE     (40,531,730)      (1,262,473)      16,676,266

Net assets available for benefits
   at beginning of year                 214,320,848        5,974,317
                                                       -------------    -------------

           NET ASSETS AVAILABLE FOR
           BENEFITS AT END OF YEAR    $ 173,789,118    $   4,711,844    $  16,676,266
                                      =============    =============    =============




                                     11

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS






                        Year Ended December 31, 1995
                       ----------------------------
        Equity          Int'l         Aggressive        Company
        Index           Equity           Equity          Stock
        Fund            Fund             Fund            Fund            Total
       ------          ------          -------           -----           -----

$   1,127,020    $     184,238    $     223,107    $     403,295    $   5,302,304
    3,424,804          590,536          706,033        1,128,984       15,594,684
       38,646           14,019           18,673           27,171          365,960
    1,486,959          164,482                           378,763        2,488,413
      266,775           42,042           55,886          144,844       11,095,983
- -------------    -------------    -------------    -------------    -------------

    6,344,204          995,317        1,003,699        2,083,057       34,847,344

    1,119,864          150,358          236,808        2,433,843        4,443,770


   12,994,778          425,008         (679,830)         763,727       14,548,580
   (4,022,349)        (214,795)        (308,469)      (1,697,083)     (36,181,046)
      (74,100)          (7,533)          (9,161)         (26,291)        (402,642)
      156,826            1,382            2,070           46,324          865,457
    6,999,428        6,330,003       11,047,954       (2,855,639)
                 -------------    -------------    -------------    -------------

   23,518,651        7,679,740       11,293,071          747,938       18,121,463


   42,626,446                                         19,871,006      282,792,617
- -------------    -------------    -------------    -------------    -------------


$  66,145,097    $   7,679,740    $  11,293,071    $  20,618,944    $ 300,914,080
=============    =============    =============    =============    =============



THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND (Continued)



                                                                      Year Ended December 31, 1994
                                                                      ----------------------------


                                           Fixed             Equity             Company            Gov't.
                                           Return             Index             Stock              Sec.
                                            Fund              Fund              Fund               Fund           Total
                                            ----              ----              ----               ----           -----


Contributions and investment
income:


      Company contributions              $   4,180,899        1,225,484          511,977          107,179    $   6,025,539
      Participant contributions             12,180,440        3,802,482        1,478,689          329,727       17,791,338
      Rollover contributions                    28,157           18,344           21,314                            67,815
      Dividend income                                           255,708          428,220                           683,928
      Interest income                       12,910,631          211,092          121,882          351,890       13,595,495
                                           -------------    -------------    -------------    -------------    -------------
     TOTAL CONTRIBUTIONS AND
           INVESTMENT INCOME                29,300,127        5,513,110        2,562,082          788,796       38,164,115

Net gain on sale of plan assets                                 826,270          346,122                         1,172,392
Net unrealized (depreciation)
     appreciation in fair value of
     investments                                               (490,047)         580,786                            90,739
Participant payments                       (19,529,894)      (2,589,920)      (1,158,330)        (502,436)     (23,780,580)
Plan transfers                                 (24,030)         (46,726)         (38,121)         (10,758)        (119,635)
Participant transfers                         (842,077          659,446          345,347         (162,716)
                                            -------------    -------------    -------------    -------------     ------------

               NET INCREASE                  8,904,126        3,872,133        2,637,886          112,886       15,527,031

Net assets available for                   205,416,722       38,754,313       17,233,120        5,861,431      267,265,586
     benefits at beginning of year         -------------    -------------    -------------      -----------   ------------

  NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR               $ 214,320,848    $  42,626,446    $  19,871,006    $   5,974,317    $ 282,792,617
                                         =============    =============    =============    =============    =============



THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F -  QUARTERLY NET ASSET VALUE INFORMATION

The investment fund NAV at the end of each quarter for 1995 was as follows:


                                March 31     June 30     Sept 30     Dec 31
                               -----------   -------    ---------   ---------

Fixed Return Fund               10.1762      10.3031     10.4429     10.5299
Government Securities Fund      10.1619      10.2773     10.4047     10.4827
Balanced Fund                   10.7836      11.6447     12.2787     12.7871
Equity Index Fund               11.1327      12.1974     13.1570     13.7356
International Equity Fund        9.9686      10.4582     10.9479     11.2173
Aggressive Equity Fund          10.5847      11.6723     13.0732     11.1457
Thiokol Corporation Stock       10.6422      11.3253     13.3508     12.0976


The price per share and the total number of shares of Thiokol Corporation stock held by the plan at the end of each quarter for 1994 is as follows:

                               Price per                Total
                                 Share                  Shares
                                 -----                  ------

      March 31                $ 26.500                656,174.64
       June 30                  24.125                650,230.43
  September 30                  24.375                669,310.31
   December 31                  27.875                643,653.72


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



                                  Exhibit

                      Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated April 10, 1996, with respect to the financial statements of the Thiokol Corporation Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                            /s/ Ernst & Young LLP

Salt Lake City, Utah
July 18, 1996

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       THIOKOL CORPORATION
                                       RETIREMENT SAVINGS AND
                                       INVESTMENT PLAN
                                       ---------------
                                       (Full title of the plan)



Date:    19 July 1996                    /s/ Richard L. Corbin
     ---------------------               ----------------------
                                         Richard L. Corbin, Senior Vice
                                         President and Chief Financial Officer
                                         for the Plan Administrative Committee




                                     16

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